Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Basic
Earnings:
Net income attributable to common shareholders	$8,517	$9,943	$18,994	$19,907

Shares:
Average common shares outstanding	8,391	8,253	8,347	8,223

Basic earnings per common share:	$1.02	$1.20	$2.28	$2.42

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$8,517	$9,943	$18,994	$19,907

Shares:
Average common shares outstanding	8,391	8,253	8,347	8,223
Potentially dilutive common shares outstanding	660	504	587	526
Diluted average common shares outstanding	9,051	8,757	8,934	8,749

Diluted earnings per common share:	$0.94	$1.14	$2.13	$2.28

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the quarter ended September 30, 2009 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the quarter ended September 30, 2008 excludes from the denominator 113,100 options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.

The calculation of diluted earnings per share for the nine months ended September 30, 2009 excluded from the denominator 40,700 options and 2,300 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the nine months ended September 30, 2008 excludes from the denominator 123,200 options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.